Exhibit 99.1

MEDIA RELEASE

Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road, Sandown,
Sandton, 2196

Tel +27 11 562 9700
Fax +27 11 562 9838
www.goldfields.com

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

DISTRIBUTION OF CIRCULAR AND NOTICE OF GENERAL MEETING RELATING TO THE PROPOSED ACQUISITION OF YAMANA GOLD

1. INTRODUCTION

Johannesburg, 24 October 2022: Gold Fields Limited (Gold Fields) (JSE, NYSE: GFI) shareholders are referred to the announcements published by Gold Fields on 31 May 2022, 11 July 2022 and 4 October 2022 and earlier today (Initial Announcements) regarding the proposed acquisition by Gold Fields of all the outstanding common shares of Yamana Gold Inc. (Yamana) pursuant to a plan of arrangement (the Transaction). Capitalised terms not defined in this announcement have the meaning given to such terms in the circular posted to Gold Fields Shareholders today, 24 October 2022 (Circular), as applicable**.**

2. DISTRIBUTION OF CIRCULAR

Gold Fields Shareholders are advised that the Circular providing the full details of the Transaction and incorporating the notice convening the Gold Fields General Meeting (**Notice of General Meeting**), has been posted to Gold Fields Shareholders today, Monday, 24 October 2022. Electronic copies of the Circular have been made available on Gold Fields' website (www.goldfields.com) and can be made available through a secure electronic manner at the election of the person requesting inspection.

A limited number of printed copies of the Circular are available at the registered address of Gold Fields at 150 Helen Road, Sandown, Sandton, South Africa, or at the offices of Merrill Lynch South Africa (Pty) Ltd t/a BofA Securities, the transaction sponsor for the Transaction, at the 3rd Floor, The Place, 1 Sandton Drive, Sandhurst, Sandton, South Africa, from Monday, 24 October 2022 until Tuesday, 22 November 2022 (both days inclusive) during office hours on business days.

Investor Enquiries

Avishkar Nagaser
Tel +27 11 562 9775
Mobile +27 82 312 8692
Email Avishkar.Nagaser@goldfields.com

Thomas Mengel
Tel +27 11 562 9849
Mobile +27 72 493 5170
Email Thomas.Mengel@goldfields.com

Media Enquiries

Sven Lunsche
Tel +27 11 562 9763
Mobile +27 83 260 9279
Email Sven.Lunsche@goldfields.com

Directors: YGH Suleman (Chair), CI Griffith** (Chief Executive Officer), PA Schmidt** (Chief Financial Officer), A Andani #, PJ Bacchus†, MC Bitar@, TP Goodlace, JE McGill^, SP Reid^, PG Sibiya

^Australian, †British, @Chilean, #Ghanaian, ** Executive Director
Company Secretary: André Weststrate

Our Purpose
Creating enduring value beyond mining

safety integrity respect responsibility innovation collaborative delivery

1

GOLD FIELDS
MEDIA RELEASE

3. **NOTICE OF GENERAL MEETING**

The Gold Fields General Meeting will be held in-person at The JSE Building, One Exchange Square, Gwen Lane, Sandton, Johannesburg, South Africa, 2196, and by way of electronic communication on Tuesday, 22 November 2022, at 12:00 South African time (05:00 New York time). At the Gold Fields General Meeting, Gold Fields Shareholders will be requested to consider and, if deemed fit, to pass, with or without modification, the requisite Gold Fields Transaction Resolutions required to give effect to the Transaction. The Notice of General Meeting contains the details for electronic and in-person participation at the Gold Fields General Meeting, as well as the procedure applicable for voting and proxies.

4. **RATIONALE FOR THE TRANSACTION**

The acquisition of Yamana is the most compelling option available to Gold Fields Shareholders as Gold Fields looks to the next phase of its strategy and value creation. The assets and capabilities of Yamana are strategically aligned to that of Gold Fields. This commonality provides the potential to add significant value by applying Gold Fields' core competencies and key strengths, such as underground mining, project development, brownfields exploration and asset optimisation, to realise the full potential of Yamana's portfolio.

The Transaction grows both the value and quality of the Gold Fields portfolio and enables Gold Fields to proactively address industry-wide longer-term production and reserve replacement challenges. Yamana provides Gold Fields with an extensive portfolio of future growth projects as it seeks to replenish its project pipeline. Both companies' portfolios benefit from highly complementary cash flow generation profiles with a number of Yamana's growth options planned to commence after 2024, coinciding with a strong cash flow generation period for Gold Fields following the ramp-up of South Deep and commercial production at Salares Norte.

5. **INDEPENDENT VALUATION**

The Circular incorporates a short-form independent Valuation Report[1] of each of the principal mineral properties of Yamana Gold, prepared by the CIBC World Markets Inc. (CIBC) pursuant to the requirements of the JSE Limited.

[1] This Valuation Report sets out an independent valuation assessment (in accordance with the definition of "independent" in the CIMVAL Code) of each of the principal mineral properties of Yamana, including all five producing assets (Canadian Malartic, Jacobina, El Peñón, Minera Florida, and Cerro Morro) and the MARA and Wasamac development projects, in each case based on the latest mine plans made available by Yamana, and the latest mine technical reports. Each of the technical reports relied

Our Purpose
Creating enduring value beyond mining
safety integrity respect responsibility innovation collaborative delivery
2

3 Gold Fields’ interpretation of the Valuation Report is that it concludes that the value of the Transaction consideration is well supported by the intrinsic value of Yamana’s assets. Gold Fields notes that the scope of the Valuation Report is limited compared to its own assessment of Yamana and additionally it does not consider all of the value potential at Canadian Malartic. The highly complementary fit between Yamana’s portfolio of operating assets and its extensive pipeline of future growth projects and Gold Fields’ technical and financial capabilities, gives Gold Fields strong conviction in its ability to deliver superior sustainable value from Yamana’s assets in excess of the value of the Transaction consideration. A summary of the Valuation Report can be found in paragraph 4.3 of "Part VIII – Transaction Circular to Gold Fields Shareholders" of the Circular. 6. PRO FORMA FINANCIAL INFORMATION The pro forma condensed consolidated income statement of Gold Fields and pro forma condensed statement of financial position of Gold Fields for the financial year ended 31 December 2021 and the pro forma condensed consolidated income statement of Gold Fields for the interim period ended 30 June 2022 can be found in Annexure 3 of the Circular. They are illustrative of a combined statement of financial position and combined income statement based on Gold Fields’ and Yamana Gold's historic financial statements. For the 2021 financial year, the pro forma condensed consolidated income statement of Gold Fields shows a profit before tax of US$1,436.5m and US$843.9m for the half year period ended 30 June 2022. 7. SALIENT DATES AND TIMES The salient dates and times applicable to the Transaction are set out below: 2022 Record date to determine which Gold Fields Shareholders are eligible to receive the Circular Friday, 14 October upon have been prepared in accordance with Canadian NI 43-101 standards and is available for public review (as noted in the Circular), including for the MARA development project, and the Cerro Morro and Minera Florida operating mines.

4 Circular posted to Gold Fields Shareholders and announcement regarding distribution of the Notice of General Meeting and form of proxy published on SENS and on Gold Fields' website on Monday, 24 October Last day to trade in Gold Fields shares in order to be recorded in the Gold Fields register to attend, participate in and vote at the Gold Fields General Meeting on Tuesday, 8 November Record date for Gold Fields Shareholders to be recorded in the Gold Fields register in order to be eligible to attend, participate in and vote at the Gold Fields General Meeting by close of trade on Friday, 11 November Voting cut-off date for receipt of voting instructions from Gold Fields ADS holders on Tuesday, 15 November Last day and time to lodge forms of proxy with Gold Fields's transfer secretaries by 12:00 on (refer to note 2 below) Friday, 18 November Yamana Meeting held on Monday, 21 November Forms of proxy not lodged with the transfer secretaries to be emailed to the chairperson of the Gold Fields General Meeting at any time before the proxy exercises any rights of the Gold Fields Shareholder at the Gold Fields General Meeting at 10:00 on Tuesday, 22 November Gold Fields General Meeting to be held at 12:00 on Tuesday, 22 November Results of the Gold Fields General Meeting released on SENS on or about Tuesday, 22 November Final order hearing in respect of Yamana on Wednesday, 23 November Effective Date on or before Wednesday, 30 November

5 Notes: 1. The above dates and times may be amended, subject to the approval of the JSE, if required. Any such amendment will be released on SENS. 2. A Gold Fields Shareholder may submit a form of proxy at any time before the commencement of the Gold Fields General Meeting (or any adjournment or postponement of the Gold Fields General Meeting) or email it to the chairperson of the Gold Fields General Meeting before the appointed proxy exercises any of the relevant Gold Fields Shareholder's rights at the Gold Fields General Meeting (or any adjournment or postponement of the Gold Fields General Meeting), provided that should a Gold Fields Shareholder lodge a form of proxy with the transfer secretaries less than 48 hours (excluding Saturdays, Sundays and gazetted, national public holidays) before the Gold Fields General Meeting, such Gold Fields Shareholder will also be required to furnish a copy of such form of proxy to the chairperson of the Gold Fields General Meeting before the appointed proxy exercises any of such Gold Fields Shareholder's rights at the Gold Fields General Meeting (or adjourned or postponed Gold Fields General Meeting). 3. If the Gold Fields General Meeting is adjourned or postponed, forms of proxy submitted for the initial Gold Fields General Meeting will remain valid in respect of any adjournment or postponement of the Gold Fields General Meeting. 4. There will be no rematerialisation or dematerialisation between Wednesday, 9 November 2022, and Friday, 11 November 2022, both days inclusive, as the Gold Fields register will be closed for this period. 5. Although the important dates and times are stated to be subject to change, such statement may not be regarded as consent or dispensation for any change to time periods which may be required in terms of the South African Companies Act and the JSE Listings Requirements, where applicable, and any such consents or dispensations must be specifically applied for and granted. 6. All dates and times indicated above are South African Standard Time, unless otherwise specified.

6 7. For the timetable relating to Gold Fields ADSs, Gold Fields ADS holders should refer to the notice and instructions provided by the Bank of New York Mellon, being the depositary in respect of the Gold Fields ADS Program. 8. INTEGRATION OF YAMANA Subject to the requisite shareholder approvals at the Yamana General Meeting on 21 November 2022 and the Gold Fields General Meeting on 22 November 2022 being obtained, and subject to and following the satisfaction or waiver, as applicable, of the conditions precedent to the Transaction as set out in paragraph 5.3 in "Part VIII – Transaction Circular to Gold Fields Shareholders" of the Circular, it is anticipated that the Effective Date of the Transaction will occur by 30 November 2022, following which formal integration will commence. The CEO will be Chris Griffith, supported by a management team and Board of Directors that reflect the depth of talent and skills across both organisations. Gold Fields has commenced its preparation for the integration. Gold Fields looks forward to engaging with Yamana’s employees regarding plans for the new combined company and believes that their valuable operational leadership and demonstrable technical talent will be key to unlocking the value of the Transaction. 9. DIRECTORS RECOMMENDATION The Gold Fields Board of Directors unanimously recommends that Gold Fields Shareholders vote in favour of all the resolutions (as set out in the Notice of General Meeting) necessary to effect the Transaction. Gold Fields CEO, Chris Griffith, on the publication and posting of the Circular: “Today marks another important milestone in our proposed acquisition of Yamana Gold. Having engaged extensively with shareholders over the past few months, I am confident that we’ve illustrated the rationale of this transaction, which secures our growth pipeline and replacement reserves. This will be a winning combination of high-quality assets and world-class operators, which is well placed to create sustainable, long- term value. Looking forward, I speak on behalf of the Gold Fields team when I say how excited I am by the

7 prospect of working together with our new colleagues from Yamana Gold. This is an exciting inflection point for Gold Fields that unlocks new opportunities for the talent across both organisations.” 10. YAMANA MANAGEMENT INFORMATION CIRCULAR REGARDING THE PLAN OF ARRANGEMENT Gold Fields also notes that Yamana published its management information circular in relation to the Transaction on 21 October 2022. The Yamana management information circular can be accessed at www.yamana.com/special-meeting. For further information on the Transaction, to access the Circular and related Transaction documents, please visit Gold Fields' website at https://www.goldfields.com. Johannesburg 24 October 2022 Lead Financial Adviser and JSE Transaction Sponsor: Merrill Lynch South Africa (Pty) Ltd t/a BofA Securities Financial Advisor: J.P. Morgan Chase Bank, NA., Johannesburg Branch South African Legal Counsel: Webber Wentzel U.S. and International Legal Counsel: Linklaters LLP Canadian Legal Counsel: Fasken Martineau DuMoulin LLP

GOLD FIELDS

MEDIA RELEASE

Notes to editors

About Gold Fields

Gold Fields Limited is a globally diversified gold producer with nine operating mines in Australia, Peru, South Africa, and West Africa (including the Asanko Joint Venture) and one project in Chile. Gold Fields has total attributable annual gold-equivalent production of 2.34Mo, attributable gold-equivalent Mineral Reserves of 48.6Moz and gold Mineral Resources of 111.8Moz. Gold Fields' shares are listed on the Johannesburg Stock Exchange (JSE) and our American depositary shares trade on the New York Stock Exchange (NYSE).

About Yamana Gold

Yamana is a Canadian-based precious metals producer with significant gold and silver production, development stage properties, exploration properties, and land positions throughout the Americas, including Canada, Brazil, Chile and Argentina. Yamana's portfolio includes five operating gold mines and various advanced and near development-stage projects and exploration properties. Yamana's total attributable production for the last twelve-month period (LTM) ended 31 March 2022 was 1,018 gold equivalent ounce ("GEO") koz. It has total attributable Mineral Reserves of around 13.7Moz of gold, 6.7 billion pounds of copper and 11.3Moz of silver for the financial year ended 31 December 2021. The Yamana Shares are listed on the TSX, NYSE and the LSE.

For more information, please contact:

Gold Fields Investors and Media
Avishkar Nagaser, EVP, Investor Relations and Corporate Affairs
Tel: +27 11 562 9775; Mobile: +27 82 312 8692
Email: Avishkar.Nagaser@goldfields.com

Thomas Mengel, Manager, Investor Relations
Tel: +27 11 562 9849; Mobile: +27 72 493 5170
Email: Thomas.Mengel@goldfields.com

Our Purpose
Creating enduring value beyond mining

safety integrity respect responsibility innovation collaborative delivery

8

9 Media Sven Lunsche, VP Corporate Affairs Tel: +27 11 562 9763; Mobile: +27 83 260 9279 Email: Sven.Lunsche@goldfields.com Brunswick Group (Communications advisor to Gold Fields) Johannesburg: Timothy Schultz; Tel: +27 82 309 2497 London: Pip Green / Nick Bias / Tom Pigott; Tel: +44 20 7404 5959 North America: Emily Levin / Nikki Ritchie; Tel: +1 202 617 8582 / Tel: +1 845 682 9850 Important Information Nothing contained in this announcement constitutes, or is intended to constitute, investment, tax, legal, accounting or other professional advice. No Offer or Solicitation This announcement is for information purposes only and does not constitute or form part of any offer to sell or issue or any solicitation of any offer to buy or subscribe for any securities in the United States or any other jurisdiction. This announcement does not constitute a prospectus or other offering document. No securities have been or will be registered under the U.S. Securities Act, or the securities laws of any state of the United States or any other jurisdiction, and any securities issued in connection with the Transaction are anticipated to be issued in reliance upon the exemption from the registration requirements of the U.S. Securities Act provided for by Section 3(a)(10) thereof and in accordance with applicable state securities laws. No public offering of securities is being made in any jurisdiction where such an offering would be unlawful. The distribution of this announcement may be restricted by applicable laws and regulations. Persons who are physically located in those jurisdictions and in which this announcement is circulated, published or distributed must inform themselves about and observe such restrictions. The information contained in this announcement does not constitute or form a part of any offer to the public for the sale of, or subscription for, or an invitation, advertisement or the solicitation of an offer to purchase and/or subscribe for, securities as defined in and/or contemplated by the South African Companies Act. Accordingly, this

10 announcement does not, nor does it intend to, constitute a “registered prospectus” or an advertisement relating to an offer to the public, as contemplated by the South African Companies Act and no prospectus has been, or will be, filed with the South African Companies and Intellectual Property Commission in respect of this announcement. The information contained in this announcement constitutes factual information as contemplated in Section 1(3)(a) of the South African Financial Advisory and Intermediary Services Act, 37 of 2002, as amended (FAIS Act) and should not be construed as an express or implied recommendation, guide or proposal that any particular transaction in respect of any securities referred to in this announcement or in relation to the business or future investments of Gold Fields and/or Yamana, is appropriate to the particular investment objectives, financial situations or needs of a prospective investor, and nothing contained in this announcement should be construed as constituting the canvassing for, or marketing or advertising of, financial services in South Africa. Gold Fields is not a financial services provider licensed as such under the FAIS Act. The information contained within this announcement is deemed to constitute inside information for the purposes of Article 7 of EU Regulation 596/2014 (which forms part of domestic UK law pursuant to the European Union (Withdrawal) Act 2018). Upon publication of this announcement, this information is now considered in the public domain. This announcement is not for release, publication or distribution, in whole or in part, in or into any jurisdiction where to do so would constitute a violation of the relevant laws of such jurisdiction. No shares are being offered to the public by means of this announcement. This announcement does not constitute or form part of, and should not be construed as, any offer, invitation or recommendation to purchase, sell or subscribe for any securities or the solicitation of any vote for approval in any jurisdiction and neither the issue of the information nor anything contained herein shall form the basis of or be relied upon in connection with, or act as an inducement to enter into, any investment activity, or the making of any investment decision. Forward-looking Statements This announcement contains “forward-looking statements” and “forward-looking information” under applicable securities laws. Where a forward-looking statement expresses or implies an expectation or belief as to future events or results, such expectation or belief is expressed in good faith and believed to have a reasonable basis. However, such statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed, projected or implied by the forward-looking statements. Undue reliance should not be placed on such statements. Forward-looking statements often address our expected future business and financial performance and financial condition, and often contain words such as “anticipate,” “intend,” “plan,” “will,” “would,” “estimate,” “expect,” “goal,” “believe,” “target,” “indicative,” “preliminary,” or “potential.” Forward-looking statements in this announcement may include, without limitation: statements relating to the

11 Transaction and the expected terms, timing of the Yamana and Gold Fields meetings and the anticipated publication of the Gold Fields Circular and Transaction-related announcements. Estimates or expectations of future events or results are based upon certain assumptions, which may prove to be incorrect. Such assumptions, include, but are not limited to: there being no significant change to current geotechnical, metallurgical, hydrological and other physical conditions at Gold Fields and Yamana’s properties and operations; permitting, development, operations and expansion of Gold Fields’ and Yamana’s operations and projects being consistent with current expectations and mine plans; the TSX approving Gold Fields’ listing application; attaining the necessary normalised earnings to enable Gold Fields to pay the expected; political developments in any jurisdiction in which Gold Fields or Yamana operate being consistent with current expectations; certain exchange rate assumptions for the Australian dollar, South African rand or the Canadian dollar to the U.S. dollar, as well as other exchange rates being approximately consistent with current levels; certain price assumptions for gold, copper, silver, zinc, molybdenum and oil; prices for key supplies being approximately consistent with current levels; the accuracy of current mineral reserve and mineral resource estimates; and other planning assumptions. Risks relating to forward-looking statements in regard to Gold Fields’ and Yamana’s business and future performance may include, but are not limited to, volatility in the price of gold and other metals, currency fluctuations, operational risks, supply chain shortages, rising inflation, increased production costs and variances in ore grade or recovery rates from those assumed in mining plans, political and country risk, community relations, increased regulation of environmental and sustainability matters, the impact of climate change on Gold Fields’ and Yamana’s operations, conflict resolution governmental regulation and judicial outcomes and other risks. In addition, material risks that could cause actual results to differ from forward-looking statements include: the inherent uncertainty associated with financial or other projections; the prompt and effective integration of Gold Fields’ and Yamana’s businesses; the risk associated with Gold Fields’ and Yamana’s ability to obtain required shareholder approval of the Transaction; timing of completion of the Transaction, including the risk that the conditions to the Transaction are not satisfied on a timely basis or at all and the failure of the Transaction to close for any other reason; the risk that a consent or authorisation that may be required for the Transaction is not obtained or is obtained subject to conditions that are not anticipated; the risk that the TSX approval for the listing is not obtained; the risk that earnings are not as expected; the outcome of any legal proceedings that may be instituted against the parties and others related to the arrangement agreement; unanticipated difficulties or expenditures relating to the Transactions, the response of business partners and retention as a result of the announcement and pendency of the Transactions; potential volatility in the price of the Gold Fields Shares or Gold Fields ADSs due to the Transaction; the anticipated size of the markets and continued demand for Gold Fields’ and Yamana’s resources and the impact of competitive responses to the announcement of the Transaction; and the diversion of management time on Transaction-related issues. Further details of potential risks and uncertainties affecting Gold Fields and Yamana are described in Gold Fields’ filings with the JSE and the United States Securities and Exchange Commission, including the Gold Fields’ Integrated Annual Report 2021 and annual report on Form 20-F filed with the United States Securities and Exchange

12 Commission on 31 March 2022 (SEC File no. 001-31318) and Yamana’s most recent annual information form as well as its other filings made with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and Yamana’s most recent annual report on Form 40-F filed with the United States Securities and Exchange Commission. Gold Fields is not affirming or adopting any statements or reports attributed to Yamana in this announcement or made by Yamana outside of this announcement. These forward-looking statements speak only as of the date they are made. Gold Fields does not undertake any obligation to publicly release revisions to any “forward-looking statement,” including, without limitation, outlook, to reflect events or circumstances after the date of this announcement, or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws. Shareholders should not assume that any lack of update to a previously issued "forward- looking statement" constitutes a reaffirmation of that statement.